EXHIBIT (a)(1)(C)
FORM OF CONFIRMATION OF RECEIPT OF ELECTION FORM

To:	[ ]
From:	Somaxon Pharmaceuticals, Inc.
Re:	Confirmation of Receipt of Election Form
     Somaxon has received your election form by which you elected to have some or all of your eligible outstanding options cancelled in exchange for new options, subject to the terms and conditions of the Offer to Exchange Certain Outstanding Options for a Number of Replacement Options According to an Exchange Ratio (referred to as the “Offer”), as follows:

Original Grant Date		Exchange Entire
(MMDDYY)	Option Grant Number	Eligible Option?

     If you change your mind, you may change your election as to some or all of your eligible options by submitting another election form no later than 5:00 p.m. U.S. Pacific Time on June 9, 2009, unless the Offer is extended. You may submit your new election form by emailing a scanned or PDF copy of the election form to optionexchange@somaxon.com, faxing your election form to Somaxon Option Exchange, c/o Holly M. Bauer at (858) 523-5450 or sending your new election form by registered mail or courier to Somaxon Option Exchange, c/o Holly M. Bauer, Esq., Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, California 92130. Documents submitted by any other means, including Federal Express (or similar delivery service) are not permitted.
     You should direct any questions about the Offer or requests for assistance (including requests for additional copies of any documents relating to this Offer) by email to optionexchange@somaxon.com or by calling (858) 480-0400.
     Please note that our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the Offer, Somaxon will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when Somaxon gives written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, email or other method of communication. Somaxon’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the Offer period on June 9, 2009, or any extended period. Once Somaxon has formally accepted your tendered options for exchange, you will be granted replacement options as of the expiration date of the Offer.